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                                                                    EXHIBIT 4.2a

Mr A Carr
576 Snowdon Lane
Princeton
New Jersey 08540
United States of America

9 September 2002

Dear Andrew

UK PENSION ARRANGEMENTS

In recent months we have had various discussions about your UK pension arrangements. I am writing now to clarify how the promise made to you at the time of your departure to the US will be delivered.

At the time of your assignment to the US it was intended that you would remain in the UK pension arrangements. However, in practice you were enrolled in the US arrangements and recorded as a leaver from the UK pension plan with effect from 31 December 2000, with an entitlement to a deferred pension. It is now intended that you will remain in the US retirement arrangements for the remainder of your employment with Amersham in the US.

On your return to employment with Amersham in the UK your pension benefits will be as follows:

- Your active membership of the Amersham Pension Scheme will recommence, with your service prior to 31 December 2000 being linked to your salary at the time of return and any increases thereafter. This means that benefits for all of your UK service will be based on your uncapped final salary (and averaged as defined within the rules of the UK plan).

- You will be eligible for the Key Managers Money Purchase arrangement within the approved UK plan, with the contribution rate being that appropriate to those at director level. Membership of this Money Purchase arrangement may risk your benefits exceeding the maximum permitted by the Inland Revenue. This will be examined upon your return and, if appropriate, the contribution may be paid instead as a cash supplement or to another suitable retirement arrangement.

-        Your total UK benefit on retirement will therefore be the sum of:

         - your final salary benefit, with both periods of service being based on your latest final salary;

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         -        the proceeds of your Money Purchase arrangement that you
                  accumulated before your move to the US and subsequently on your return; and

         - the retirement benefits you accumulate during your time with Amersham in the US.

In the event that you do not return to work for Amersham in the UK, your UK benefits will be as follows:

- a deferred pension of L57,978.17pa as at 31 December 2000, revalued to your date of retirement in accordance with the Plan rules;

- the proceeds of your Money Purchase arrangement that you accumulated prior to your move to the US; and

- the retirement benefits you accumulate during your time with Amersham in the US.

Please note that it if you do not return to the UK to work for Amersham then these deferred benefits are likely to be greater than the maximum permitted by the Inland Revenue. This would mean that not all of your benefit could be paid from the approved plan, so the company would pay the shortfall to you directly.

Finally, please note that the UK pension Trustee's records may not accurately reflect the promise that was made to you at the time of moving to the US. We are currently corresponding with the Trustee to rectify this.

Yours sincerely,

GEORGE BATTERSBY
GROUP HUMAN RESOURCES DIRECTOR